EXHIBIT 99.1
                                                                    ------------


                                ARC ENERGY TRUST

                                 FORM 51-102 F4
                           BUSINESS ACQUISITION REPORT


ITEM 1   IDENTITY OF REPORTING ISSUER

1.1      NAME AND ADDRESS OF REPORTING ISSUER

         ARC Energy Trust (the "Trust")
         2100, 440 2nd Avenue S.W.
         Calgary, Alberta   T2P 5E9

1.2      EXECUTIVE OFFICER

         The name of the executive officer of ARC Resources Ltd. ("ARC Resources"), a wholly-owned subsidiary of the Trust, who is knowledgeable about the significant acquisition and this Report is Steven W. Sinclair, Senior Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 503-8770.


ITEM 2   DETAILS OF ACQUISITION AND DISPOSITION

2.1      NATURE OF ASSETS ACQUIRED

         Information regarding the nature of the assets acquired (the "Acquisition Assets") is contained in the Trust's final short form prospectus dated December 16, 2005, a copy of which is available on the Trust's SEDAR profile at WWW.SEDAR.COM. In particular reference is made to the information under the following headings in such prospectus, which is hereby incorporated by reference.

         o     Recent Developments - The Acquisition

         o     Appendix "A" - Information Regarding the NPCU Properties

         o     Appendix "B" - Information Regarding the Redwater Properties

2.2      DATE OF ACQUISITION

         The acquisition closed December 16, 2005.

2.3      CONSIDERATION

         The cash to close the acquisition of approximately $462 million was funded through a combination of bank debt and an issuance of 9 million Trust Units at a price of $26.65 per Trust Unit for gross proceeds of approximately $240 million. In conjunction with the acquisition, ARC Resources agreed with its current lenders to increase ARC Resources' maximum borrowing amount to $950 million.

2.4      EFFECT ON FINANCIAL POSITION

         Information regarding the effect on financial position of the Trust is contained in the Trust's final short form prospectus dated December 16, 2005, a copy of which is available on the Trust's SEDAR profile at WWW.SEDAR.COM. In particular reference is made to the information under the following heading in such prospectus, which is hereby incorporated by reference.

         o     Effect of the Acquisition on the Trust

2.5      PRIOR VALUATIONS

         None.

2.6      PARTIES TO TRANSACTION

         Not applicable.

2.7      DATE OF REPORT

         January 4, 2006.


ITEM 3   FINANCIAL STATEMENTS

         The unaudited consolidated pro forma financial statements of the Trust as at and for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are attached as Schedule "A" hereto.

         The schedule of Net Operating Income of the Acquisition Assets for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and 2004 is attached as Schedule "B" hereto.

                                  APPENDIX "A"

            CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS OF THE TRUST

                               COMPILATION REPORT


To the Directors of ARC Resources Ltd.:

We have read the accompanying unaudited consolidated pro forma financial statements of ARC Energy Trust ("ARC") as at and for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

     1. Compared the figures in the column captioned "ARC Energy" to the unaudited interim consolidated financial statements of ARC as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of ARC as at December 31, 2004 and for the year then ended, respectively, and found them to be in agreement.

     2. Compared the figures in the columns captioned "Properties" to the unaudited schedule of net operating income of the Acquisition Assets for the nine months ended September 30, 2005 and the audited schedule of net operating income of the Acquisition Assets for the year ended December 31, 2004, and found them to be in agreement.

     3.         Made   enquiries   of   certain   officials   of  ARC  who  have
                responsibility for financial and accounting matters about:

         (a)    the basis for determination of the pro forma adjustments; and

         (b) whether the unaudited consolidated pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.


         The officials of ARC:

         (a) described to us the basis for determination of the pro forma adjustments, and

         (b) stated that the unaudited consolidated pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

     4. Read the notes to the unaudited consolidated pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

     5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "ARC Energy" and "Properties" as at and for the nine months ended September 30, 2005, and for the year ended December 31, 2004, as applicable, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited consolidated pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.



Calgary, Alberta                                (signed) "DELOITTE & TOUCHE LLP"
December 16, 2005                                          Chartered Accountants

ARC ENERGY TRUST
CONSOLIDATED PRO FORMA BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 2005
(IN THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------------------
                                                                       PRO FORMA                          PRO FORMA
                                                     ARC ENERGY       ADJUSTMENTS                        CONSOLIDATED
                                                         $                 $              NOTE                $
                                                     ------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                              4,664                -                              4,664
   Accounts receivable                                  106,809                -                            106,809
   Prepaid expenses                                      14,992                -                             14,992
   Commodity and foreign currency contracts               7,556                -                              7,556
                                                     ------------------------------------------------------------------
                                                        134,021                -                            134,021

Reclamation fund                                         23,262                -                             23,262
Property, plant and equipment                         2,168,665          729,395               2a         2,898,060
Goodwill                                                157,592                -                            157,592
                                                     ------------------------------------------------------------------
                                                      2,483,540          729,395                          3,212,935
                                                     ==================================================================

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities             136,037                -                            136,037
   Cash distributions payable                            32,174                -                             32,174
   Current portion of long-term debt                      8,128                -                              8,128
   Commodity and foreign currency contracts              39,724                -                             39,724
                                                     ------------------------------------------------------------------
                                                        216,063                -                            216,063

Long-term debt                                          307,686          235,498               2a           543,184
Other long-term liabilities                               6,239                -                              6,239
Asset retirement obligations                             81,494           70,700             2a,h           152,194
Future income taxes                                     300,678          195,339               2a           496,017
                                                     ------------------------------------------------------------------
                                                        912,160          501,537                          1,413,697
                                                     ------------------------------------------------------------------

NON-CONTROLLING INTEREST
   Exchangeable shares                                   36,502                -                             36,502

UNIT HOLDERS' EQUITY
   Unitholders' capital                               1,983,333          227,858               2a         2,211,191
   Contributed surplus                                    5,424                -                              5,424
   Accumulated earnings                               1,105,268                -                          1,105,268
   Accumulated cash distributions                    (1,559,147)               -                         (1,559,147)
                                                     ------------------------------------------------------------------
                                                      1,534,878          227,858                          1,762,736
                                                     ------------------------------------------------------------------
                                                      2,483,540          729,395                          3,212,935
                                                     ==================================================================

ARC ENERGY TRUST
CONSOLIDATED PRO FORMA STATEMENT OF INCOME (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  PRO FORMA                       PRO FORMA
                                                  ARC ENERGY     PROPERTIES      ADJUSTMENTS                    CONSOLIDATED
                                                      $               $               $             NOTE              $
                                                  ------------------------------------------------------------------------------
REVENUE
Oil, natural gas, natural gas liquids and
   sulphur sales                                   799,899          91,587               -                         891,486
Royalties                                         (161,807)         (7,617)              -                        (169,424)
                                                  ------------------------------------------------------------------------------
                                                                   638,092          83,970               -         722,062
Realized loss on commodity and foreign
   currency contracts                              (61,124)              -               -                         (61,124)
Unrealized loss on commodity and foreign
   currency contracts                              (28,126)              -               -                         (28,126)
                                                  ------------------------------------------------------------------------------
                                                   548,842          83,970               -                         632,812
                                                  ------------------------------------------------------------------------------
EXPENSES
Transportation                                      10,758              74               -                          10,832
Operating                                          103,284          26,068               -                         129,352
General and administrative - cash                   19,895               -               -                          19,895
General and administrative - non-cash                7,526               -               -                           7,526
Interest on long term debt                          10,935               -           5,095              2b          16,030
Depletion, depreciation and accretion              190,824               -          46,527            2d,e         237,351
Gain on foreign exchange                            (7,813)              -               -                          (7,813)
                                                  ------------------------------------------------------------------------------
                                                   335,409          26,142          51,622                         413,173
                                                  ------------------------------------------------------------------------------
Income before taxes                                213,433          57,828         (51,622)                        219,639
Capital taxes                                       (1,593)         (1,276)                             2c          (2,869)
Future income tax (expense) recovery                18,200          16,052                              2f          34,252
                                                  ------------------------------------------------------------------------------
Net income before non-controlling interest         230,040          57,828         (36,846)                        251,022
Non-controlling interest                            (3,579)              -            (320)             2g          (3,899)
                                                  ------------------------------------------------------------------------------
NET INCOME                                         226,461          57,828         (37,166)                        247,123
                                                  ==============================================================================

NET INCOME PER UNIT (NOTE 3)
   Basic                                              1.21                                                            1.26
   Diluted                                            1.18                                                            1.23
                                                  ==============================================================================


SEE ACCOMPANYING NOTES TO THE PRO FORMA FINANCIAL STATEMENTS.

ARC ENERGY TRUST
CONSOLIDATED PRO FORMA STATEMENT OF INCOME (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2004
(IN THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------------------------------------------------------
                                                 ARC ENERGY     PROPERTIES      ADJUSTMENTS                    CONSOLIDATED
                                                      $               $               $             NOTE              $
                                                 ------------------------------------------------------------------------------
REVENUE
Oil, natural gas, natural gas liquids and
   sulphur sales                                   901,782         104,968               -                       1,006,750
Royalties                                         (177,032)         (9,545)              -                        (186,577)
                                                -------------------------------------------------------------------------------
                                                   724,750          95,423               -                         820,173
Loss on commodity and foreign currency
   contracts                                       (86,068)              -               -                         (86,068)
                                                -------------------------------------------------------------------------------
                                                   638,682          95,423               -                         734,105
                                                -------------------------------------------------------------------------------

EXPENSES
Transportation                                      14,798              77               -                          14,875
Operating                                          139,716          27,539               -                         167,255
General and administrative - cash                   21,426               -               -                          21,426
General and administrative - non-cash                8,086               -               -                           8,086
Interest on long term debt                          13,320               -           6,377              2b          19,697
Depletion, depreciation and accretion              239,674               -          65,559            2d,e         305,233
Gain on foreign exchange                           (20,713)              -               -                         (20,713)
                                                -------------------------------------------------------------------------------
                                                                   416,307          27,616          71,936         515,859
                                                -------------------------------------------------------------------------------
Income before taxes                                222,375          67,807         (71,936)                        218,246
Capital taxes                                       (2,834)              -          (1,459)             2c          (4,293)
Future income tax (expense) recovery                26,100               -          22,618              2f          48,718
                                                -------------------------------------------------------------------------------
Net income before non-controlling interest         245,641          67,807         (50,777)                        262,671
Non-controlling interest                            (3,951)              -            (269)             2g          (4,220)
                                                -------------------------------------------------------------------------------
NET INCOME                                         241,690          67,807         (51,046)                        258,451
                                                ===============================================================================

NET INCOME PER UNIT (NOTE 3)
Basic                                                 1.32                                                            1.35
Diluted                                               1.31                                                            1.31
                                                ===============================================================================

SEE ACCOMPANYING NOTES TO THE PRO FORMA FINANCIAL STATEMENTS.

ARC ENERGY TRUST
NOTES TO THE CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND YEAR ENDED DECEMBER 31, 2004
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------


1.      BASIS OF PRESENTATION

        The unaudited consolidated pro forma financial statements of ARC Energy Trust ("ARC") have been prepared by management in accordance with Canadian generally accepted accounting principles to give effect to the purchase of the Redwater Oilfield and North Pembina Cardium Unit #1 Assets (collectively the "Acquisition Assets").

        The September 30, 2005 consolidated pro forma financial statements have been prepared from:

        a) ARC's unaudited consolidated financial statements as at and for the nine months ended September 30, 2005; and

        b)      The  unaudited   schedule  of  net   operating   income  of  the
                Acquisition Assets for the nine months ended September 30, 2005.

        The December 31, 2004 consolidated pro forma statement of income has been prepared from:

        a) ARC's audited consolidated financial statements as at and for the year ended December 31, 2004; and

        b) The audited schedule of net operating income of the Acquisition Assets for the year ended December 31, 2004.

        In the opinion of the management of ARC, the consolidated pro forma financial statements include all adjustments necessary for fair presentation. The consolidated pro forma balance sheet gives effect to the transactions as if they occurred on September 30, 2005. Both consolidated pro forma statements of income give effect to the transactions as if they occurred on January 1, 2004.

        The consolidated pro forma statements of income may not be indicative of the results of operations of the Trust which will be obtained upon completion of the arrangements.

        The consolidated pro forma financial statements should be read in conjunction with the financial statements described above.

ARC ENERGY TRUST
NOTES TO THE CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND YEAR ENDED DECEMBER 31, 2004
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------


2.      PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

        a) On December 6, 2005 ARC agreed to acquire all of the shares of 3115151 Nova Scotia Company, 3115152 Nova Scotia Company and 3115153 Nova Scotia Company, which together hold the Acquisition Assets. The total consideration to be paid is approximately $463 million to be financed through long term debt. The increased debt will be reduced with the net proceeds of approximately $228 million through the issuance of nine million trust units. The allocation of the purchase price and consideration to be paid is as follows:

                                                                 --------------
                                                                     TOTAL
                                                                        $
                                                                 --------------

                NET ASSETS TO BE ACQUIRED
                   Property, plant and equipment                    729,395
                   Asset retirement obligation                      (70,700)
                   Future income taxes                             (195,339)
                                                                 --------------
                TOTAL NET ASSETS TO BE ACQUIRED                     463,356
                                                                 ==============


                CONSIDERATION TO BE PAID
                   Cash proceeds on Trust units, net                227,858
                   Cash consideration                               234,498
                   Transaction costs                                  1,000
                                                                 --------------
                TOTAL CONSIDERATION TO BE PAID                      463,356
                                                                 ==============

                Pursuant to EIC-124, the acquisitions did not meet the necessary criteria in order to be classified as a business. As a result, no goodwill was recorded on this transaction as it has been accounted for as an asset acquisition.

        b) Interest expense has been increased to reflect the additional debt to be drawn on existing credit facilities required to finance the acquisition of the Acquisition Assets, effective January 1, 2004. Interest was calculated using the average rate negotiated with lenders for the relevant time period.

        c) Capital taxes have been adjusted to reflect the increase in ARC's capital tax base arising from the acquisition.

ARC ENERGY TRUST
NOTES TO THE CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND YEAR ENDED DECEMBER 31, 2004
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------


2.      PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (CONTINUED)

        d) Depletion has been adjusted on a consolidated basis to reflect the pro forma book value of the oil and gas assets, the reserves acquired and the production for the respective periods.

        e) Accretion has been increased to reflect the additional asset retirement obligation assumed as a result of the acquisition.

        f)      Future tax has been adjusted to reflect the above assumptions.

        g) Non-controlling interest has been adjusted to reflect all of the above assumptions.

        h)      Asset retirement  obligations reflected in the purchase price in
                Note 2 a) is based on the Trust's estimate of the total future liability of $261 million, which is expected to be made over the next 61 years. A weighted average credit adjusted risk free rate of 5.6 per cent and an inflation rate of 2.0 per cent were used to calculate the present value of the asset retirement obligations.


3.      PER UNIT INFORMATION

        a) Pro forma per unit information has been calculated using the weighted average number of units outstanding as follows:

                                   --------------------------------------
                                       September 30,       December 31,
                                            2005               2004
                                   --------------------------------------
                Basic                      196,470            192,123
                Diluted                    200,962            196,861

        Basic and diluted units outstanding for the nine months ended September 30, 2005 and the year ended December 31, 2004 include an incremental nine million units.

4)      COMMITMENTS ON THE ACQUISITION ASSETS

        Following is a summary of the Trust's additional contractual commitments for reclamation trust contributions as at September 30, 2005 as a result of the acquisition:

        ------------------------------------------------------------------------------------
              2005        2006-2007        2008-2009           Thereafter           Total
        ------------------------------------------------------------------------------------
               -           12,100           11,100              86,800            110,000

                                  SCHEDULE "B"

                 NET OPERATING INCOME OF THE ACQUISITION ASSETS

AUDITORS' REPORT

To the Directors of ARC Resources Ltd.:

We have audited the schedule of net operating income of the Acquisition Assets for the year ended December 31, 2004. This financial information is the responsibility of the management of ARC Resources Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material respects, the net operating income of the Acquisition Assets described in Note 1 for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.



Calgary, Alberta                                (signed) "DELOITTE & TOUCHE LLP"
December 8, 2005                                           Chartered Accountants

           SCHEDULE OF NET OPERATING INCOME OF THE ACQUISITION ASSETS

                                    NINE MONTHS        NINE MONTHS       TWELVE MONTHS
                                  ENDED SEPTEMBER    ENDED SEPTEMBER    ENDED DECEMBER
                                     30, 2005           30, 2004           31, 2004

                                            (UNAUDITED)
                                 ----------------------------------     --------------
                                             ($000'S)                     ($000'S)
Production revenue                    91,587             77,608             104,968
Royalties                            (7,617)            (7,211)             (9,545)
Operating expenses                  (26,068)           (21,202)            (27,539)
Transportation expenses                 (74)               (60)                (77)
                                 ----------------------------------     --------------
Net operating income                  57,828             49,135              67,807
                                 ==================================     ==============


SEE ACCOMPANYING NOTES.

     NOTES TO THE SCHEDULE OF NET OPERATING INCOME OF THE ACQUISITION ASSETS


1)     BASIS OF PRESENTATION

The Schedule of Net Operating Income includes the operating results of Imperial Oil Resources, ExxonMobil Canada Energy and Imperial Oil Resources Limited (the "Vendor") interest in the Acquisition Assets. The Schedule of Net Operating Income includes the revenues and expenses related to the oil and natural gas operation. It does not include any provision for income taxes, as income taxes are based on the consolidated operations of the Vendor and only a portion of its operations is being sold to ARC Resources Ltd.


2)     SIGNIFICANT ACCOUNTING POLICIES

The Schedule of Net Operating Income has been prepared by management following Canadian generally accepted accounting principles. The preparation of financial information requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue associated with the sale of crude oil, natural gas, natural gas liquids and sulphur is recognized when title passes to the customer.

OPERATING EXPENSES

Operating expenses include all costs related to the lifting, gathering, and processing of crude oil, natural gas and related products.

TRANSPORTATION EXPENSES

Transportation expenses include all costs associated with the delivery of natural gas to the point where title to the product passes to a third party.